ARI Network Services, Inc.

11425 W. Lake Park Drive, Suite 900

Milwaukee, Wisconsin 53224

September 29, 2005

Mr. Patrick Gilmore

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

ARI Network Services, Inc.

Form 10-KSB for the Fiscal Year Ended July 31, 2004, Filed October 29, 2004
Forms 10-QSB for the Fiscal Quarters Ended, October 31, 2004, January 31, 2005 and April 30, 2005
Forms 8-K, Filed October 14, 2004, December 2, 2004, February 24, 2005 and May 19, 2005

File No. 000-19608

Dear Mr. Gilmore:

On behalf of ARI Network Services, Inc., I am responding to the staff’s comment letter dated September 26, 2005.

The letter continues to question ARI’s use of EBITDA and earn/burn rate in its SEC filings.  In light of the concerns raised, ARI will no longer disclose those non-GAAP financial measures in its future filings.

I trust that the foregoing will resolve the staff’s comments.  If you have any questions regarding the foregoing, please call me at (414) 973-4300.

Very truly yours,

ARI NETWORK SERVICES, INC.

/s/ Timothy Sherlock

Timothy Sherlock
Chief Financial Officer

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